SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended September 30, 2003

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Bygdøy allé 2
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No.333-8110 and No.333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the nine months ending 30 September, 2003

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars, and references to “EUR” are to European Monetary Union’s single currency Euro.

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

	Third quarter			01.01-30.09			Year
	2003	2003	2002	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	41,857	5,116	40,813	127,249	15,553	123,033	167,040
Operating income	5,730	700	3,945	17,121	2,093	13,845	19,841
Non-consolidated investees	181	22	(356)	850	104	(451)	33
Interest income and other financial income	315	39	210	1,118	136	1,084	1,418
Other income (loss), net	139	17	—	(1,702)	(208)	219	219

Earnings before interest expense and taxes (EBIT)	6,365	778	3,799	17,387	2,125	14,697	21,511
Interest expense and foreign exchange gain/(loss)	(2)	—	(628)	(1,288)	(157)	294	517

Income before taxes and minority interest	6,363	778	3,171	16,099	1,968	14,991	22,028
Income tax expense	(4,039)	(494)	(2,701)	(9,301)	(1,137)	(9,549)	(13,278)
Minority interest	73	9	43	124	15	43	15

Income before cumulative effect of change in accounting principle	2,397	293	513	6,922	846	5,485	8,765
Cumulative effect of change in accounting principle	—	—	—	281	34	—	—

Net income	2,397	293	513	7,203	880	5,485	8,765

Earnings per share before change in accounting principle (in NOK and Euro)	9.30	1.10	2.00	26.80	3.30	21.30	34.00
Earnings per share (in NOK and Euro)	9.30	1.10	2.00	27.90	3.40	21.30	34.00

Financial data

EBITDA2) — million	10,414	1,273	7,490	30,855	3,771	25,203	35,658
Investments — million	4,680	572	3,712	13,713	1,676	39,767	45,716
Net interest-bearing debt/equity 3)	0.24	0.24	0.43	0.24	0.24	0.43	0.44

1)	Presentation in Euro is a convenience translation based on the exchange rate at September 30, 2003, which was 8.1817.
2)	EBITDA: Earnings before Interest, Tax, Depreciation and Amortization. See page 24.
3)	Net interest-bearing debt divided by shareholders’ equity plus minority interest.

All comparative figures are for the corresponding period in 2002 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2003 presentation.

Norsk Hydro’s net income in the third quarter of 2003 was NOK 2,397 million (NOK 9.30 per share) compared to NOK 513 million (NOK 2.00 per share) in the same period last year. Operating income in the third quarter amounted to NOK 5,730 million, an increase of 45 percent compared to the corresponding period in 2002.

Higher oil and gas production together with lower oil and gas exploration costs were the main factors underlying the improved operating results.

Net income before the effects of changes in accounting principles for the first three quarters of the year was NOK 6,922 million (NOK 26.80 per share), compared to NOK 5,485 million (NOK 21.30 per share) in the same period last year.

“It is particularly pleasing to note that Hydro’s good results in Oil and Energy are based on strong production growth and good cost control, as well as high oil and gas prices,” says President and CEO Eivind Reiten.

“The start-up of the Grane and Fram Vest fields is on schedule and with costs well below budget demonstrate our ability to manage large, complex development projects. Our organizations success in maintaining a high level of production regularity has contributed to an upward adjustment of the estimate for this years oil and gas production to 520,000 barrels of oil equivalent per day (boed) compared to the previous estimate of 510,000 boed.

The aluminium results remain weak, but the continued high pace of our improvement programs is very positive. Our decision to participate in the further expansion of the alumina refinery, Alunorte in Brazil, represents another step to secure a competitive source of raw materials for our aluminium operations. Developments in the fertilizer markets are good, and Agri stands as a competitive and well-run fertilizer operation as it prepares to spinoff as a separate listed company,” continues Reiten.

Hydro’s oil and gas production in the third quarter averaged 489,000 boed, an increase of 8 percent compared to the same period last year. Oil prices in Norwegian kroner were substantially unchanged, while the price of natural gas was 17 percent higher than in the corresponding period last year. Hydro expects considerably higher production in the fourth quarter with total production estimated at 520,000 boed for the year as a whole, and 560,000 boed for the fourth quarter. Exploration costs charged against income in the third quarter amounted to NOK 303 million.

Hydro signed an agreement in the third quarter for the sale of the company’s share in the Scanraff oil refinery in Sweden. The agreement is expected to be concluded in the fourth quarter after approval from the authorities and result in a gain on disposal of approximately NOK 600 million.

Aluminium’s operating income in the third quarter was slightly higher than the prior year. The markets for semi-finished products remain weak, while metal prices in dollar terms are somewhat higher. Prices measured in Norwegian kroner, however, are slightly lower. The cost improvement programs continue and are on target.

Agri results reflect stronger markets for most fertilizer products, but the improvements were partly offset by the effect of high energy prices on raw material costs. Sales volumes were stable after adjusting for the effects of disposals of non core activities since the equivalent period of last year.

The Board’s decision taken in the second quarter to prepare for the spin-off of Hydro’s Agri operation has been followed up by an extensive process to establish the best possible basis for making a decision regarding the type of transaction and the practical implementation. External advisors have been engaged and the plan for Hydro Agri to be listed as a separate company during the course of the first half of 2004 is on schedule.

The provision for taxes for the first three quarters was NOK 9,301 million, representing approximately 58 percent of pre-tax income. The tax provision has been strongly influenced by amendments to the Norwegian tax regulations relating to the future costs of removing oil and gas installations on the Norwegian continental shelf after production has ceased. In addition, the tax provision for the third quarter 2003 included a one time positive effect of NOK 139 million relating to the final conclusion of an outstanding tax ruling in Norway. Excluding these effects, tax expense amounted to 65 percent of pre-tax income for the first three quarters and 66 percent for the third quarter of 2003.

Investments in the third quarter of 2003 amounted NOK 4,680 million. Just over half of the investments related to oil and gas operations.

Cash flow from operations for the first three quarters was NOK 23.2 billion (NOK 19.8 billion) mainly due to higher earnings.

Hydro has earlier established a goal to dispose of non core business assets totaling NOK 10 billion during 2002 and 2003. As of the end of the third quarter 2003, disposals have been completed or agreed for approximately NOK 9 billion.

Third quarter 2003

		Non-cons. inv.,
	Operating	Interest &	Other	Depreciation
NOK million	income (loss)	selected fin.items	income	and amortization	EBITDA

Hydro Oil and Energy	5,322	3	—	2,420	7,745
Hydro Aluminium	530	39	—	929	1,498
Hydro Agri	464	187	—	338	989
Other Activities	(318)	77	139	360	258
Corporate and Eliminations	(268)	190	—	2	(76)

Total 1)	5,730	496	139	4,049	10,414

01.01-30.09.2003

		Non-cons. inv.,
	Operating	Interest &	Other	Depreciation
NOK million	income (loss)	selected fin.items	income	and amortization		EBITDA

Hydro Oil and Energy	15,149	117	326	7,095		22,687
Hydro Aluminium	1,747	398	—	2,544		4,689
Hydro Agri	1,893	506	—	865		3,264
Other Activities	(424)	322	162	748		808
Corporate and Eliminations	(1,244)	625	(2,190)	2,216	2)	(593)

Total 1)	17,121	1,968	(1,702)	13,468		30,855

1)	See specification on page 29.
2)	Includes non-cash charge relating to an expected state grant pertaining to an asset removal obligation of NOK 2,207 million (page 14).

EBITDA for the third quarter was NOK 10,414 million (NOK 7,490 million). EBITDA for the first three quarters was NOK 30,855 (NOK 25,203 million).

Earnings from non-consolidated investees in the third quarter were NOK 181 million, compared with a loss of NOK 356 million in the third quarter of 2002. The results in 2002 were affected by unrealized foreign exchange losses relating to the alumina operation in Brazil of NOK 381 million compared with foreign exchange losses of NOK 18 million in the third quarter of the current year. Earnings increased by NOK 174 million (excluding the currency effects) mainly as a result of stronger performance by investees in Agri reflecting higher fertilizer prices.

Other Income amounted to NOK 139 million representing a gain on the disposal of Carmeda AB, a medical equipment and implant company.

On 7 May 2003,the Annual General Meeting of Norsk Hydro ASA authorized the Board of Directors to buy back up to 2,808,810 shares over the next 18 months for the purpose of subsequent cancellation. Accordingly, Hydro purchased 1,484,300 shares during the third quarter at an average price of NOK 374. Based on an agreement with the Norwegian State, Hydro’s largest shareholder, a proportional share of the States interest will also be bought for cancellation. The State’s ownership interest will therefore remain unaffected by the buyback and cancellation. A total of up to 5 million shares may be cancelled, representing 1.9 percent of the outstanding shares. A final decision on cancellation must be approved by a majority of two thirds of the shareholders in a future General Meeting.

HYDRO OIL AND ENERGY

Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	4,579	2,583	13,168	8,660	13,137
Energy and Oil Marketing	739	587	2,001	1,903	2,784
Eliminations	4	—	(20)	—	26

Total	5,322	3,170	15,149	10,563	15,947

EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	6,814	4,624	19,812	14,864	21,593
Energy and Oil Marketing	927	827	2,895	2,589	3,721
Eliminations	4	—	(20)	—	26

Total	7,745	5,451	22,687	17,453	25,340

	Third quarter		01.01-30.09		Year
	2003	2002	2003	2002	2002

Oil and gas production (thousands boe/d)	489	452	508	460	480
Oil price (USD/bbl)	28.20	27.10	28.60	24.30	24.70
Oil price (NOK/bbl)	206.60	204.00	203.60	197.60	194.20
Average exchange rate USD/NOK	7.32	7.52	7.13	8.13	7.88
Gas price (NOK/Sm3)	1.01	0.86	1.01	0.95	0.95
Exploration expense (NOK million)	303	1,342	1,109	2,992	3,558

Hydro Oil and Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.

Operating income for Oil and Energy in the third quarter of 2003 was NOK 5,322 million, around 68 percent higher than in the same period last year. Operating income for the first three quarters was 43 percent higher than the corresponding period of last year.

Hydro’s realized crude oil price during the third quarter was USD 28.2 per barrel (USD 27.1 per barrel). Measured in Norwegian kroner, the oil price was around the same level as in the third quarter of 2002.

Realized prices for Hydro’s gas volumes was 17 percent higher than for the equivalent period last year, amounting to NOK 1.01 per Sm3. However, realized gas prices were negatively affected by spot market prices that were lower than long-term contract prices. Average realized gas prices for the first three quarters of 2003 were somewhat higher than the same period of last year.

Prices in the Nordic electricity market remained stable throughout the third quarter of 2003. Spot prices averaged NOK 255 per MWh, compared to NOK 149 per MWh in the corresponding period last year. Forward prices for deliveries of electricity up to 2006 increased slightly during the third quarter. Water reservoir levels in Norway and Sweden rose during the quarter, but remain around 15 percent lower than normal.

EBITDA for Oil and Energy for the third quarter was NOK 7,745 million, around 42 percent higher than the equivalent period last year. For the first three quarters of 2003, EBITDA was 30 percent higher than the same period of last year.

Factors affecting developments in the next few months:
In the fourth quarter of 2003, oil and gas production is expected to reach around 560,000 boed as a result of the start-up of new fields, fewer planned maintenance shutdowns and normal seasonal variations in gas consumption. On the basis of developments during the current year and prospects for the rest of the year, Hydro’s production targets have been raised from the earlier target for 2003 of 510,000 boed to 520,000 boed.

Overall exploration activities for 2003, with an expected expenditure of NOK 1.9 billion, are expected to be somewhat lower than planned.

Hydro has signed an agreement for the sale of the company’s 25 percent ownership interest in the Scanraff oil refinery in Sweden. The sale is pending approval of the authorities, which is expected to be granted in the fourth quarter. The disposal will result in a tax free gain estimated at approximately NOK 600 million.

EXPLORATION AND PRODUCTION

Operating income from Exploration and Production for the third quarter was NOK 4,579 million, an increase of about 77 percent compared to the third quarter of 2002. Production in the third quarter was 8 percent higher than for the same period last year improving results by approximately NOK 600 million. Exploration costs in the third quarter were NOK 1,039 million lower than the corresponding period last year. Realized gas prices increased in the quarter approximately 17 percent compared to 2002.

Operating income for the first three quarters was 52 percent higher than in the same period last year. The improvement mainly results from an increase in both oil and gas production during the period. In addition, exploration costs charged to income for the quarter were considerably lower than in the equivalent period last year.

Hydro’s production of oil and gas in the third quarter of 2003 averaged 489,000 boed, an increase of 37,000 boed compared to the third quarter of 2002. Oil production (including NGL and condensate) amounted to 373,000 boed in the third quarter, 9,000 boed higher than in the same period last year. Maintenance shutdowns resulted in a loss of oil production (including NGL and condensate) of around 18,000 boed in the third quarter. Gas production in the third quarter was 3 percent above the level in the second quarter this year, and around 32 percent higher than in the equivalent period last year, partly due to new fields such as Tune and Sigyn coming on stream on the Norwegian continental shelf.

Costs (production costs, depreciation and net tariffs) per produced barrel for the first three quarters of the year amounted to NOK 78.8 (NOK 77.0 for the third quarter). The reduction of 3.9 percent in the first three quarters is mainly due to increased production and higher regularity.

Exploration costs of NOK 303 million (NOK 1,342 million) were charged to income in the quarter. Two oil discoveries were made in the third quarter in the Grane/Heimdal area (Klegg on License 036 and Ringhorne Øst on License 027/169). Two wells on the Norwegian continental shelf were dry and have been charged to expense in the quarter. An exploration well is currently being drilled in Iran with the results expected in the fourth quarter. Total exploration activities have been lower than in the equivalent period last year. On 1 October, Hydro submitted an application for 8 licenses in the North Sea in the first round of the Norwegian Oil Directorates distribution of previously defined areas.

The Grane and Fram Vest development projects, operated by Hydro, have made good progress throughout the development period. Grane came on stream on 23 September, three weeks ahead of schedule, while Fram Vest started production at the beginning of October as planned. Development cost for the Grane project was around NOK 1.5 billion lower than initial estimates. Hydro’s share of the Grane field is 38 percent. The Grane field contains oil of a different quality than is found in the rest of the Norwegian sector. As a result, oil from Grane will be sold at a lower price than standard quality Norwegian oil. However, the price level during the start up phase is uncertain, which is normal when introducing a new grade of oil. The Fram Vest development costs were NOK 600 million below initial estimates. Hydro’s ownership share of this field is 25 percent. The Mikkel field, in which Hydro has a 10 percent interest, started production in line with plan on 1 October.

The Norwegian and British authorities have agreed on the main principles for a treaty relating to new pipelines between the two countries. This will make it possible to ship gas from the Ormen Lange field to the UK. The plan for development and operation (PDO) for Ormen Lange is expected to be submitted as planned in the fourth quarter of 2003.

The agreement with the Russian oil company Lukoil on the transfer of a 25 percent share of Hydro’s exploration contract in the Anaran block in Iran was approved by the Iranian authorities in the third quarter. This is reflected in the results with a corresponding reduction in capitalized exploration costs. Following the sale, Norsk Hydro retains a 75 percent share of the Anaran contract.

ENERGY AND OIL MARKETING

Operating income for Energy and Oil Marketing in the third quarter of 2003 was NOK 739 million (NOK 587 million). Operating income for the first three quarters was NOK 2,001 million, an increase of 5 percent compared with the same period last year.

Operating income for Power Supply and Marketing increased with NOK 61 million in the third quarter of 2003 compared to the same period in 2002. Power production in the third quarter of 2003 was 2.0 TWh, a reduction of 14 percent compared to the equivalent period last year. The stronger result is due to higher prices and income from trading activities.

Operating income from Gas activities improved by NOK 95 million compared to the same period last year. Around NOK 33 million of operating income came from Gas Sourcing and Marketing, while the remainder related to Gas Infrastructure. The stronger results from Gas Infrastructure were mainly due to higher tariff income, and lower depreciation charges following the extension of license periods for a number of gas pipelines when Gassled was established in January 2003. In the third quarter, Hydro signed an agreement with A.P. Møller-Mærsk A/S, a Danish company, for the purchase of 0.66 billion cubic meters of gas per year during the period 2005 to 2009.

Operating income from Oil Trading and Refining increased by NOK 20 million in the third quarter of 2003 compared with the same period last year. Lower results from crude oil trading were offset by improved results from refining, shipping and other trading activities.

Operating income from Oil Marketing in the third quarter of 2003 was NOK 33 million (NOK 44 million). The reduction was mainly due to lower sales margins. The result for the third quarter 2003 includes an inventory gain of NOK 30 million, which is somewhat lower than for the equivalent period last year.

EBITDA for Energy and Oil Marketing was NOK 927 million in the third quarter of 2003, compared to NOK 827 million in the same period last year. EBITDA for the first three quarters was NOK 2,895 million, representing an increase of 12 percent compared with the same period last year. A transfer of ownership interests in Sundfjord Kraft ANS in return for 20.2 percent of the shares in SKS Produksjon AS during the second quarter resulted in a gain of NOK 326 million reflected in the results.

HYDRO ALUMINIUM

Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Metals	571	441	1,685	1,265	1,690
Rolled Products	18	(18)	71	(108)	(295)
Extrusion and Automotive	(4)	12	38	43	14
Other and eliminations 1)	(55)	(23)	(47)	268	289

Total	530	412	1,747	1,468	1,698

EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Metals	991	474	3,162	1,739	2,703
Rolled Products	184	101	567	211	258
Extrusion and Automotive	377	274	1,006	799	1,084
Other and eliminations	(54)	(22)	(46)	269	289

Total	1,498	827	4,689	3,018	4,334

	Third quarter		01.01-30.09		Year
	2003	20022)	2003	20022)	20022)

Realized aluminium price LME (USD/tonne)	1,445	1,377	1,424	1,378	1,372
USD/NOK, realized 3)	7.33	7.81	7.30	8.45	8.21
Primary production (Kmt)	381	348	1,084	775	1,253

1)	Includes unrealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.
2)	Revised figures to include realized hedges.
3)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in EBITDA.

The Aluminium business area is comprised of the sub-segments Metals (Primary Metals and Metal Products), Rolled Products, Extrusion and Automotive (including the North America unit). During the first quarter of 2002, Hydro acquired VAW Aluminium and Technal. Hydros consolidated results include the operating results of VAW as of 15 March 2002 and Technal, as of 26 January 2002.

Hydro Aluminium’s operating income for the quarter was NOK 530 million (NOK 412 million). Excluding infrequent items in both periods, in the third quarter, operating income was NOK 533 million (NOK 470 million). During the quarter, positive effects relating to higher sales volumes were partly offset by increased costs and depreciation including a write down of assets amounting to NOK 63 million.

Hydro Aluminium improved primary metal volumes as a result of new production capacity. Positive results relating to improvement programs were offset by higher costs resulting from the ramp up of new activities and negative currency effects related to the appreciated Euro. Depreciation increased mainly due to new production capacity. Operating income relating to trading activities improved by NOK 240 million compared to the third quarter of 2002.

Overall Western world shipments of primary metal increased an estimated three percent for the first three quarters of 2003 compared to the same period last year while reported inventories increased by about 120,000 tonnes since the end of 2002. The average market price for aluminium (LME 3 month average) was USD 1,420 per tonne for the third quarter 2003. This was about seven percent higher than in the third quarter 2002, and up three percent from the previous quarter.

Demand softened further for nearly all Extrusion and Automotive products resulting in pressure on volumes and margins. Light vehicle sales in Europe and USA declined just over two percent on a year to date basis from 2002. The European market for Rolled Products was nearly flat but there were positive signs in the North American market. However, the weaker USD placed a disadvantage on producers outside the US.

Improvement programs initiated by Hydro Aluminium in 2001 and 2002 remained on target. The overall goal of the programs is to achieve an improvement in operating results, including reductions of annual costs, of NOK 2.5 billion with full effect in 2004 compared to the cost level of the combined VAW and Hydro Aluminium businesses in 2001. Related savings were about NOK 320 million for the third quarter of 2003 and about NOK 920 million for the first three quarters of the year. Accumulated savings compared to 2001 amounted to about NOK 1.9 billion at the end of the third quarter of 2003.

Infrequent items:* In order to better understand Hydro Aluminium’s underlying performance, in the discussion below, operating income has been adjusted for certain items referred to as infrequent items.

Net infrequent items charged in the third quarter of 20031) amounted to NOK 3 million while NOK 59 million of infrequent items were charged in the third quarter of the previous year2).

For the first three quarters of 2003, operating income, excluding new business and infrequent items declined approximately NOK 550 million. Lower results reflected a substantial fall in margins due to lower aluminium prices measured in Norwegian kroner of approximately 11 percent from the corresponding period last year. The negative effects were partly offset by higher sales volumes, better product premiums, the contribution of hedges and better trading results.

EBITDA for the third quarter of 2003 was NOK 1,498 million, an increase of NOK 671 million compared to the same period last year. EBITDA was influenced by an unrealized currency loss of NOK 18 million in the third quarter of 2003 relating to the revaluation of dollar denominated debt held by the Company’s non-consolidated investee, Alunorte, located in Brazil. Corresponding unrealized currency losses were NOK 381 million in the third quarter 2002. Excluding infrequent items and the currency effects related to Alunorte, EBITDA improved NOK 253 million for the third quarter.

For the first three quarters of 2003, EBITDA was higher than the same period last year largely due to the inclusion of VAW for the entire period of 2003 and due to lower infrequent items and restructuring charges. Unrealized gains from the Alunorte loan were NOK 208 million for the first three quarters of 2003 compared to a loss of NOK 626 million for 2002.

*	See discussion on Non-GAAP Measures (EBITDA for example) of Financial Performance on page 19 of this report.

1)	Infrequent charges split by segment for the third quarter of 2003 (and first three quarters) were: Metals NOK 0 million (gain of NOK 19 million); Rolled Prod ucts NOK 29 million (NOK 34 million); and Extrusion and Automotive gain of NOK 26 million ( loss of NOK 110 million). The main infrequent charges in the third quarter of 2003 included demanning and rationalization costs of approximately NOK 21 million and a one time gain of NOK 18 million on realigning the North American benefit plan to be closer to common industry practice. The main infrequent items for the first three quarters of 2003 were NOK 140 million (USD 20 million) related to the loan loss provision on a subordinated loan provided to Goldendale Aluminium Inc. included in the Extrusion and Automotive sector and the reversal of an environmental accrual of NOK 59 million.

2)	Infrequent charges (including restructuring charges) impacting operating income for 2002 were NOK 59 million for the third quarter (NOK 667 million for the first three quarters). The costs mainly relate to manning reductions in connection with the improvement programs, an extrusion plant closure and higher cost of goods sold from VAW inventories due to the fair value adjustment as of the acquisition date. Metals downwardly revised restructuring accruals related to Magnesium by NOK 69 million in the third quarter (gain of NOK 10 million for the first three quarters). Infrequent charges split by segment for the quarter (and first three quarters of 2002) were: Metals NOK 11 million (NOK 282 million); Rolled Products NOK 25 million (NOK 235 million) and Extrusion and Automotive NOK 92 million (NOK160 million).

Factors affecting developments in the coming months: European market indicators remain flat leading to an expectation of low demand for aluminium for the rest of the year. Industry bookings for aluminium in the third quarter for deliveries in the fourth quarter indicate an expected upturn in the United States. For downstream activities, there is continued uncertainty underlying a possible recovery.

The fourth quarter results are also expected to be impacted by seasonal effects. Rolled Products and Extrusion and Automotive demand tends to decline in the fourth quarter as a result of the Christmas holidays.

In addition, realized aluminium prices in Norwegian kroner are expected to be lower in the fourth quarter assuming the current NOK/USD exchange rate. The expected reduction results from the magnitude of the currency portion of the Sunndal hedge program which is only about one fourth of the USD amount compared to the third quarter.

METALS

Operating income for the third quarter was NOK 571 million (NOK 441 million). Adjusted for infrequent items, operating income increased by NOK 188 million in third quarter. The increase was mainly due to higher volumes. Lower margins resulting from the strengthening of the NOK against the USD and higher fixed costs were offset by the contribution from hedges, better product premiums and improved trading results.

Hydro realized an aluminium price of USD 1,445 per tonne for the third quarter of 2003 compared to USD 1,377 per tonne for the same period of 2002. The realized price includes the effect of hedges. Measured in Norwegian kroner, however, the realized aluminium price declined by approximately two percent. The realized NOK/USD exchange rate was NOK 7.33 in the third quarter of 2003 (NOK 7.81 in 2002), including hedges.

Realized effects of hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results by about NOK 142 million in the third quarter of 2003. Hedges related to Sunndal contributed NOK 68 million in 2003. For the first three quarters of 2003, the effects of these hedges positively impacted the results by NOK 405 million (NOK 114 million in 2002). LME future contracts relating to Sunndal are spread evenly over the quarters while the amount of US dollar forward contracts vary by quarter.

Lower aluminium prices stated in Norwegian kroner (excluding hedges) reduced margins by approximately NOK 250 million for the third quarter of 2003 compared with the same period of 2002. Approximately NOK 140 million of this reduction was offset by higher product premiums (particularly for extrusion ingot), improved magnesium margins due to a better product mix and lower costs for USD denominated raw materials.

Volumes for Hydro Aluminium’s primary metal increased 10 percent in the third quarter of 2003 compared to the same period of 2002. This mainly reflected the new capacity from Sunndal.

Operating income from trading activities improved by approximately NOK 240 million compared to the third quarter of 2002, mainly due to the positive impact of a stronger EUR/USD exchange rate. Excluding currency effects trading results improved about NOK 40 million.

For the first three quarters of 2003, operating income was NOK 1,685 million (NOK 1,265 million). Excluding VAW activities for the first quarter and infrequent items, operating income fell NOK 175 million. Lower net margins resulted in a reduction of operating income by about NOK 875 million. The effect of the lower realized NOK/USD exchange rates substantially exceeded the improvements in realized aluminium prices and product premiums measured in USD. Other operating improvements, including higher sales volume, the contribution of hedging and higher trading results (mainly due to positive currency effects), contributed positively by about NOK 690 million.

EBITDA for Metals in the third quarter of 2003 was NOK 991 million (NOK 474 million). Excluding infrequent items and the currency effects for Alunorte, EBITDA increased by NOK 211 million. For the first three quarters of 2003, EBITDA was also higher than in the corresponding period last year. Excluding VAW activities for the first quarter, infrequent items and currency effects for Alunorte, EBITDA was NOK 2,461 million (NOK 2,572 million).

Hydro Aluminium’s brown field expansion projects are all progressing according to plan and within budget. The expansion project for the aluminium plant in Sunndal, Norway, has now started up approximately 70 percent of the total planned expansion.

Emission standards established by the Norwegian Pollution Authority require production facilities using Søderberg technology in the Høyanger and Årdal primary aluminium plants to be closed or replaced by 2006. After an extensive assessment Hydro determined that investments to replace this capacity will not be made. The resulting closures will reduce the Company’s annual primary aluminium production capacity by 72,000 tonnes. The affected facilities will be fully depreciated as of the closure date. A project to evaluate the impact of the closures on manning, restructuring and other sustainability issues relating to the locations and communities involved is in process. However, the expansion of the primary metal plants at Sunndal during 2002 – 2004 will increase Hydro’s annual primary aluminium production by approximately 230,000 tonnes per year.

An important strategic step for Hydro Aluminium in the third quarter was the decision to participate in the planned expansion of Alunorte, the low cost alumina refinery located in Brazil. The expansion will provide Hydro with an additional 610,000 tonnes of alumina annually beginning from the second quarter 2006. The expansion will increase Hydro Aluminium’s raw material supply secured by equity investments.

A new long-term agreement with Talum in Slovenia will supply Hydro Aluminium with 70,000 tonnes of foundry alloy products per year starting in 2004 through 2010. The agreement enhances Hydro Aluminium’s metal supplier concept built on a combination of equity primary aluminium production, recycling and remelt facilities and third party supply contracts.

ROLLED PRODUCTS

Operating income for the third quarter of 2003 was NOK 18 million, an improvement of NOK 36 million compared to an operating loss in the same period of last year. Excluding infrequent items, operating income was NOK 47 million, an improvement of about NOK 40 million compared to the third quarter of 2002. Higher margins and volumes were the main reasons for this improvement. In addition, costs were impacted by an accrual of NOK 31 million relating to a duty claim.

Difficult market conditions continued with volumes at about the same level in Europe and somewhat higher in the US compared to the third quarter of 2002. A weaker USD/EUR exchange rate put pressure on margins in Europe.

Rolled products margins were higher contributing approximately NOK 70 million to operating income compared to the third quarter of 2002. Inventory losses from falling metal prices were NOK 60 million in third quarter of 2003 (NOK 146 million in 2002) positively influencing margins. However, the effects of currency changes resulted in a negative impact on margins.

Shipped volumes increased nearly six percent as Rolled Products increased market share in a relatively flat market.

The Holmestrand improvement program is proceeding according to plan. The goal of the program is to reduce annual fixed costs by approximately NOK 80 million. The program involves manning reductions of 80 persons representing approximately 16 percent of the total work force by the end of 2004. About 80 percent of the reductions were completed at the end of the third quarter.

For the first three quarters of 2003, operating income was NOK 71 million compared to a loss of NOK 108 million in the same period last year. Excluding infrequent items, operating income was NOK 105 million (NOK 127 million). Positive effects resulting from higher sales volumes in 2003 were offset by lower margins and higher costs. Inventory losses resulting from market value fluctuations relating to the metal contained in aluminium products in process of fabrication were approximately NOK 150 million for both 2003 and 2002.

EBITDA for Rolled Products for the third quarter of 2003 was NOK 184 million compared to NOK 101 million for the same quarter in the previous year. For the first three quarters of 2003, EBITDA was NOK 567 million (NOK 211 million). Excluding infrequent items, EBITDA was NOK 601 million (NOK 446 million). The activities of former VAW contributed a positive variance of approximately NOK 112 million to EBITDA in 2003 over 2002 since they were not consolidated for the entire period last year.

EXTRUSION AND AUTOMOTIVE

The operating loss for Extrusion and Automotive for the third quarter was NOK 4 million compared to operating income of NOK 12 million for the same period in 2002. Adjusted for infrequent items, the third quarter operating loss was NOK 30 million compared to operating income of NOK 104 million in the third quarter of the previous year. The reduction reflects higher fixed costs and a write down of assets in the amount of NOK 63 million during the period.

Market sentiment further declined in the third quarter of 2003 with no expectation of imminent recovery. As a result, many customers prepared to scale back production and demand for most products fell. This put additional pressure on prices and margins. Demand in the general extrusion market in Europe was stable or declining while demand for many extruded products in North America weakened further. For the construction industry, two major markets for Hydro Aluminium, Germany and Portugal, continue to be weak. In the automotive industry, light vehicle sales were lower than in 2002 for both Europe and North America.

However, Hydro Aluminium Automotive strengthened its position in the third quarter by concluding an important agreement relating to the delivery of front and rear bumper beams for Audi’s redesigned A4 model.

Margins for Extrusion operations in Europe were at about the same level measured in Euro, but reflected a positive variance when reported in NOK. Despite price pressure for the North American extrusion operation, margins improved reflecting lower freight cost. Higher margins in these business operations more than offset the impact of lower prices on some products as well as somewhat higher costs due to the ramp up of new product lines.

Total volumes increased compared to 2002 due to the ramp up of shipments on new contracts. This offset reduced volumes from other business activities. European extrusion shipments remained at nearly same level as 2002. However, volumes for Hydro’s Building systems operations declined due to lower demand from the European construction industry. North American operations were also negatively impacted by falling volumes.

Fixed costs in the third quarter increased about NOK 80 million. Measured in local currencies, sales and administration costs declined as a result of improvement programs and fixed costs were lower due to closure of activities in 2002. However, total costs increased mainly due to currency effects of Euro denominated costs reported in NOK. In addition, a temporary reduction of production resulted in increased costs.

Depreciation expense increased by NOK 103 million reflecting a write down of NOK 63 million of obsolete assets within several operating units in Automotive and higher charges following the start up of new production lines and remelt operations.

For the first three quarters of 2003, operating income was NOK 38 million (NOK 43 million). Excluding the VAW and Technal variance for the first quarter of 2003 and infrequent items, operating income was NOK 156 million (NOK 204 million). The positive effect of increased volumes was partly offset by the higher total costs and depreciation expense. Higher volumes resulted from the ramp up of new Automotive contracts.

EBITDA for Extrusion and Automotive for the third quarter of 2003 was NOK 377 million (NOK 274 million). Excluding infrequent items, EBITDA was NOK 352 million (NOK 365 million). For the first three quarters of 2003, EBITDA, excluding VAW and Technal variance for the first quarter of 2003 and infrequent items, increased by NOK 96 million.

HYDRO AGRI

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Operating income	464	436	1,893	1,998	2,207
EBITDA	989	719	3,264	3,300	3,945

	Third quarter		01.01-30.09		Year
Sales including third party products (1,000 tonnes) 1)	2003	2002	2003	2002	2002

Europe	2,261	2,294	7,704	7,566	10,077
Outside Europe	2,923	3,135	8,021	8,475	11,580

Total	5,184	5,429	15,725	16,041	21,657

Hereof own production from Europe	2,591	2,573	8,879	8,531	11,136

1)	Sales volume includes fertilizer products and nitrogen products for technical use.

Hydro Agri’s operating income of NOK 464 million in the third quarter increased by NOK 28 million compared to third quarter last year. Operating income for the first nine months of 2003 was NOK 1,893 million, NOK 105 million lower than the corresponding period of the previous year. Positive price developments this quarter were partly offset by negative currency effects and higher energy costs.

The nitrogen fertilizer market continued to strengthen during the third quarter. The average urea price (fob Arab Gulf) during the third quarter was USD 150 per tonne, an increase of 34 percent compared to the same quarter last year. The urea price increase was supported by higher global consumption, continued production cutbacks in the US due to high gas prices and production stops due to production problems in Russia, Ukraine, Indonesia, and Algeria. Ammonia prices reached an average price of 194 USD per tonne (fob Trinidad) for the third quarter. This is a historically high level. The positive nitrogen price trend also affected the European nitrate prices, which started the season at a satisfactory level and continued to rise through the quarter. Compared to third quarter last year, the average CAN price was 28 percent higher measured in USD, while the increase in Euro was 12 percent.

In total, higher prices measured in USD improved operating income by NOK 690 million compared to the same quarter last year. Higher gas and oil prices in Europe increased costs for Agri by NOK 310 million compared to third quarter last year. The appreciation of the NOK and Euro against the USD impacted operating income negatively by approximately NOK 80 million. Furthermore, bad debt provisions of NOK 80 million, mainly related to customers in Africa, were charged to the result. Fixed cost measured in local currency increased about NOK 100 million, mainly relating to extraordinary maintanence and increased pension costs. The underlying development in fixed costs showed a small increase compared to the third quarter of 2002.

Agri’s total sales volume in the third quarter was 5 percent below third quarter last year. The reduction reflected the exit from low-margin sales in the phosphate fertilizer market in connection with the divestment of Farmland Hydro last year. Sales of own produced products were in line with last year.

In Europe, Agri’s third quarter sales volume was at the same level as in the corresponding quarter last year. Total European fertilizer imports have been low for the quarter and in line with last year. The attractive urea prices offer exporters many alternative markets. Total nitrogen deliveries in West Europe are comparable to third quarter last year.

Outside Europe, Agri’s sales volume was maintained for the quarter after adjusting for the strategic decision to exit the production of phosphate fertilizers. Results in North America, Latin America and Asia were maintained at a satisfactory level, while the continued difficult political situation in some key countries in Africa resulted in weak results for this region.

The industrial segment (Hydro Gases and Chemicals) delivered a weaker third quarter this year with an operating income of NOK 101 million (NOK 162 million). EBITDA was NOK 168 million (NOK 217 million). The increase in the nitrogen raw material costs, which benefits the fertilizer activity positively, resulted in temporary pressure on industrial product margins because external sales contracts include price adjustments with certain time lags. Sales volume of technical nitrates increased due to increased coal mining activity. Nitrogen chemicals volume declined due to temporary production stops while industrial gases and carbon dioxide sales were in line with last year.

Productivity in Agri increased as a result of improvements in the production system. Fixed cost per tonne in the European production system was reduced by 5 percent this quarter compared to last year. Total fixed cost showed a small nominal increase. Operating capital measured as capital days were down 10 percent from the third quarter last year.

EBITDA for the third quarter of 2003 amounted to NOK 989 million (NOK 719 million). Positive price developments this quarter of NOK 740 million were partly offset by negative currency effects of NOK 115 million and higher energy costs of NOK 310 million. The negative volume effect for the quarter was NOK 40 million.

EBITDA for the first nine months of 2003 was NOK 3,264 million (NOK 3,300 million). Compared to last year the result was influenced by a positive price effect of NOK 1,870 million and negative effects from changes in exchange rates (NOK 720 million) and energy prices (NOK 1,000 million).

Factors influencing the short term outlook: Energy prices will continue to have a negative impact on Agri’s results in the fourth quarter. Energy costs for Agri’s ammonia factories in Europe reflect fuel oil prices with an average time lag of 4 – 5 months. Fourth quarter energy costs will thus mainly reflect the high fuel oil prices during the second quarter of 2003, making expected fourth quarter energy costs approximately NOK 200 – 250 million higher than in fourth quarter last year. A negative currency effect for the fourth quarter compared to same quarter 2002 is expected to have a further negative EBITDA effect of some NOK 100 million, assuming that the end September exchange rates remain unchanged for Agri’s main currencies. The underlying market situation for nitrogen fertilizers is positive. The global market balance for nitrogen products has been improving and the inventory level in the distribution chain in Europe is lower than last year.

OTHER ACTIVITIES

Operating Income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Petrochemicals	(73)	62	(36)	29	(35)
Other	(245)	(43)	(388)	(36)	48

Total	(318)	19	(424)	(7)	13

EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Petrochemicals	28	154	253	285	320
Other	230	211	555	426	724

Total	258	365	808	711	1,044

Other activities comprises Petrochemicals, Treka (formerly A/S Korn- og Foderstof Kompagniet), VAW Flexible Packaging (sold in April 2003), Pronova, the casualty insurance company Industriforsikring and Hydro Business Partner.

PETROCHEMICALS

The Operating loss for Petrochemicals was NOK 73 million in the third quarter 2003, a decrease of NOK 135 million compared with the corresponding period of the previous year. The decline reflects lower product prices and higher raw material costs, partly offset by higher volumes.

In the first three quarters of 2003, operating income declined by NOK 65 million while EBITDA declined by NOK 32 million compared with the same periods in the previous year. The reduction was mainly due to an increase in raw material costs. Results from non-consolidated investees were approximately NOK 42 million higher compared to the same period of 2002. The improvement was mainly due to higher product prices in Asia, which is the main market for Qatar Vinyl Company, a 29.7 percent Hydro owned investement.

TREKA

In the third quarter Treka disposed of its bioenergy activities. During the quarter, Biomar, the remaining business activity in Treka, increased an accrual for bad debts by about NOK 100 million reflecting the continuing weak salmon farming market. In addition, goodwill and intangible assets has been written down by around NOK 210 million.

PRONOVA

During the quarter, Pronova sold the Swedish subsidiary Carmeda AB resulting in a gain of NOK 139 million. Hydro will also receive a royalty on Carmeda’s future income from sales.

CORPORATE ACTIVITIES AND ELIMINATIONS

The Results for the third quarter of 2003 was an operating loss of NOK 268 million (NOK 92 million). For the first three quarters of the year the result reflected an operating loss of NOK 1,244 million (NOK 177 million). The main reason for the increase relates to increased pension costs. In addition, the result for the first three quarters of 2003 includes a negative effect relating to the elimination of the unrealized gain of NOK 129 million on power purchase contracts included in Hydro Energy.

Hydro Energy is responsible for ensuring the supply of electricity for the company’s own consumption and has entered into power purchase contracts in the market and sales contracts with other units in the group. These contracts are recognized at market value in Hydro Energy. For other Hydro units, the internal purchase contracts are regarded as normal purchase contracts and are not recognized at market value. During the third quarter, the estimated market value of the internal power contracts increased somewhat due to an increase in electricity forward prices. This represented an unrealized loss to Hydro Energy and was charged to the result, offsetting unrealized gains on external contracts. Elimination of this unrealized loss in Hydro Energy contributed to earnings in Corporate and Eliminations by NOK 12 million. For the first three quarters, the combined effects was a negative NOK 129 million included in Corporate and Eliminations. The contracts have a duration of up to 10 years and can result in significant unrealized gains and losses, impacting future earnings, depending on developments in the electricity markets (forward prices) and changes in the contract portfolio.

In June 2003, the Norwegian tax regulations relating to the removal costs for oil and gas installations on the Norwegian continental shelf were amended. In accordance with earlier regulations, removal costs could not be deducted when calculating taxable income. Instead, the Norwegian state assumed a portion of the removal costs by means of a special removal grant for each license calculated on the basis of the average tax rate incurred by the participating companies over the license period. The new rules permit removal costs to be deducted from taxable income. The amendment resulted in a charge to other income of NOK 2,207 million in the second quarter representing the estimated value of existing grants. The charge has no cash effect and therefore no impact on EBITDA. At the same time, a deferred tax asset representing the value of the new tax deductions (calculated at 78 percent of the accrued asset removal obligation), was included as a reduction to the tax provision for the second quarter in the amount of NOK 2,380 million. The net non-recurring effect of the change in regulations amounted to NOK 173 million.

FINANCE

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Interest income	278	305	904	1,220	1,548
Dividends received / net gain (loss) on securities	37	(95)	214	(136)	(130)

Interest income and other financial income	315	210	1,118	1,084	1,418

Interest expense	(652)	(761)	(2,100)	(2,422)	(3,189)
Capitalized interest	207	162	569	437	607
Net foreign exchange gain (loss)	475	30	324	2,405	3,262
Other	(32)	(59)	(81)	(126)	(163)

Interest expense and foreign exchange gain/(loss)	(2)	(628)	(1,288)	294	517

Net financial income (expense)	313	(418)	(170)	1,378	1,935

Net financial income for the third quarter was NOK 313 million including a foreign currency gain of NOK 475 million. During the quarter the US dollar weakened in the range of 2-3 percent against NOK, Euro and Australian dollars resulting in gains on Hydro’s net US dollar debt positions. Weakening of other currencies against NOK has also resulted in gains on debt positions in foreign currencies. These gains have to some extent been offset by currency losses on receivables.

Year-to-date currency gains amounted to NOK 324 million and mainly relate to the US dollar weakening against the Euro, Australian dollars and Canadian dollars.

Net interest cost for the third quarter was NOK 167 million compared to NOK 313 million in the second quarter 2003. The improvement relates to several factors, mainly higher cash holdings, interest income related to a tax ruling and higher amount of interest capitalized.

Net interest bearing debt by the end of the third quarter 2003 was NOK 20.1 billion, compared with NOK 27.3 billion at the end of the second quarter. The improvement reflects high operating cash generation. However, a tax payment of approximately NOK 7 billion was due the first of October.

Hydro’s debt/equity ratio, calculated as net interest bearing debt divided by equity plus minority interest was 0.24 at the end of the third quarter 2003.

TAX

Provision for current and deferred taxes for the first three quarters in 2003 amounted to NOK 9,301 million, representing approximately 58 percent of pre-tax income. The tax provision consists primarily of current taxes. The equivalent amounts for the first three quarters of 2002 were NOK 9,549 million and 64 percent.

The tax percentage for the first three quarters of 2003 was strongly influenced by the effect of changes in the Norwegian tax regulations relating to the costs of removing oil and gas installations from the Norwegian continental shelf. Pre-tax income for the first three quarters includes a negative non-recurring effect of NOK 2,207 million, while the tax expense includes a positive non-recurring effect of NOK 2,380 million relating to the new regulations.

In the tax assessment for 2001, Norsk Hydro ASA was disallowed a deduction of NOK 496 million in connection with tax related loss on receivable in connection with a subsidiary company in the UK during the period 1982 to 1988. The loss was approved for tax deduction by the Norwegian Tax Appeal Board on 2 June 2003, a decision which is now final. In the third quarter of 2003, tax expense was reduced by NOK 139 million.

Adjusted for the effects described above, the tax provision represented 65 percent of pre-tax income for the first three quarters, and 66 percent for the third quarter.

The high tax percent in both 2003 and 2002 reflects that oil and gas activities in Norway, which account for a relatively large part of earnings, are charged a marginal tax rate of 78 percent.

Oslo, 20 October 2003
Board of Directors

LIQUIDITY AND CAPITAL RESOURCES

Hydro’s cash holdings (cash and cash equivalents) as of 30 September 2003 were NOK 16,461 million, an increase of NOK 10,496 million, compared to its cash position as of 31 December 2002.

Net cash provided by operating activities was NOK 23,224 million for the nine months ended 30 September 2003 compared to NOK 19,784 million in the corresponding period of the prior year, reflecting higher earnings of 2003.

Net cash used in investing activities in the first three quarters of 2003 amounted to NOK 5,674 million compared to NOK 30,155 million for the same period of the prior year. In 2002, purchases of long-term investments, principally the acquisitions of VAW and Technal, and purchase of the Norwegian State’s Direct Financial Interests (SDFI) assets accounted for the largest portion of the investing activities. Higher proceeds from sales of short and long-term investments in 2003 resulted in lower net cash used in investing activities.

Net cash used in financing activities was NOK 7,626 million in the first nine months of 2003 compared to net cash used in financing activities of NOK 5,716 million in the third quarter of 2002. The increase in net cash outlay was mainly due to higher loan repayments in the first nine months of 2003 compared to the same period of the prior year, and purchase of own shares during the third quarter of 2003.

DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11 in the Company’s Form 20-F for 2002.

During the first nine months of 2003, the Company’s positions in certain aluminum, energy, and other financial instruments, and their related market prices, have changed in such a manner that its exposure to commodity price and interest rate risk has decreased and increased, respectively. The decrease in commodity price risk was mainly due to the change in Hydro’s exposure in aluminium positions compared to year end 2002. Inclusion of VAW’s long LME positions more than offset existing short LME positions and reduces Hydro’s overall net exposure to increases in commodity prices. The effect resulted in an overall decrease in the hypothetical loss in the fair value of Hydro’s commodity instruments. The increase in interest rate risk was due to Hydro’s financial instruments. An increase in the long-term USD interest rates compared to year end 2002 resulted in an overall increase in the hypothetical loss in the fair value of Hydro’s financial instruments. These factors have led to an increase and decrease in the hypothetical losses in the fair value of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis provided under Item 11 in the Company’s annual report on Form 20-F for the year ended December 31, 2002. As discussed therein, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Group. Therefore, Hydro’s management cautions against relying on the information presented.

The remaining activities for the nine months of 2003 have not materially impacted the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

FORWARD LOOKING STATEMENTS

In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements’ plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, aluminum and fertilizer supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

INDEPENDENT ACCOUNTANTS REPORT

To the Board of Directors and shareholders of Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and its subsidiaries as of 30 September, 2003 and 2002, and the related condensed consolidated statements of income and of cash flows for each of the nine-month periods then ended. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December, 2002, and the related consolidated statements of income, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated 28 February, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December, 2002, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they were derived.

DELOITTE & TOUCHE AS

Oslo, Norway
20 October, 2003

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

							Year ended
	Third quarter			01.01-30.09			December 31,
	2003	2003	2002	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	41,857	5,116	40,813	127,249	15,553	123,033	167,040
Depreciation, depletion and amortization	3,933	481	3,569	11,079	1,354	10,206	13,912
Other operating costs	32,194	3,935	33,368	99,049	12,106	98,992	133,297
Restructuring costs	—	—	(69)	—	—	(10)	(10)

Operating income	5,730	700	3,945	17,121	2,093	13,845	19,841
Equity in net income of non-consolidated investees	181	22	(356)	850	104	(451)	33
Interest income and other financial income	315	39	210	1,118	136	1,084	1,418
Other income, net	139	17	—	(1,702)	(208)	219	219

Earnings before interest expense and tax (EBIT)	6,365	778	3,799	17,387	2,125	14,697	21,511
Interest expense and foreign exchange gain/(loss)	(2)	—	(628)	(1,288)	(157)	294	517

Income before tax and minority interest	6,363	778	3,171	16,099	1,968	14,991	22,028
Income tax expense	(4,039)	(494)	(2,701)	(9,301)	(1,137)	(9,549)	(13,278)
Minority interest	73	9	43	124	15	43	15

Income before cumulative effect of change in accounting principle	2,397	293	513	6,922	846	5,485	8,765
Cumulative effect of change in accounting principle	—	—	—	281	34	—	—

Net income	2,397	293	513	7,203	880	5,485	8,765

Earnings per share before change in accounting principle (in NOK and Euro)	9.30	1.10	2.00	26.80	3.30	21.30	34.00
Earnings per share (in NOK and Euro)	9.30	1.10	2.00	27.90	3.40	21.30	34.00

Average number of outstanding shares	257,269,550	257,269,550	257,960,532	257,803,672	257,803,672	257,745,113	257,799,411

1)	Presentation in Euro is a convenience translation based on the exchange rate at September 30, 2003, which was 8.1817.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		September 30,	December 31,
	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK

ASSETS
Cash and cash equivalents	16,461	2,012	10,571	5,965
Other liquid assets	1,742	213	1,956	2,647
Receivables	41,299	5,048	39,643	40,553
Inventories	16,876	2,063	17,238	17,232

Total current assets	76,378	9,336	69,408	66,397

Property, plant and equipment, less accumulated depreciation, depletion and amortization	114,273	13,967	111,311	112,342
Other assets	29,572	3,614	28,327	28,472

Total non-current assets	143,845	17,581	139,638	140,814

Total assets	220,223	26,917	209,046	207,211

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank loans and other interest bearing short-term debt	5,994	733	8,048	7,306
Current portion of long-term debt	1,192	146	2,062	1,958
Other current liabilities	46,663	5,703	40,604	38,593

Total current liabilities	53,849	6,582	50,714	47,857

Long-term debt	29,423	3,596	33,247	30,902
Other long-term liabilities	17,333	2,119	14,325	14,633
Deferred tax liabilities	34,299	4,192	35,254	36,809

Total long-term liabilities	81,055	9,907	82,826	82,344

Minority shareholders’ interest in consolidated subsidiaries	669	82	1,175	1,143

Shareholders’ equity	84,650	10,346	74,331	75,867

Total liabilities and shareholders’ equity	220,223	26,917	209,046	207,211

1)	Presentation in Euro is a convenience translation based on the exchange rate at September 30, 2003, which was 8.1817.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended			Year ended
	September 30,			December 31,
	2003	2003	2002	2002

Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	7,203	880	5,485	8,765
Adjustments:
Depreciation, depletion and amortization	11,079	1,354	10,206	13,912
Other adjustments	4,942	605	4,093	(892)

Net cash provided by operating activities	23,224	2,839	19,784	21,785

Investing activities:

Purchases of property, plant and equipment	(10,945)	(1,338)	(14,193)	(19,573)
Purchases of other long-term investments	(826)	(101)	(17,171)	(18,104)
Net sales (purchases) of short-term investments	968	118	(531)	(1,154)
Proceeds from sales of property, plant and equipment	739	90	698	908
Proceeds from sales of other long-term investments	4,390	537	1,042	1,477

Net cash used in investing activities	(5,674)	(694)	(30,155)	(36,446)

Financing activities:

Loan proceeds	181	22	592	707
Principal repayments	(4,605)	(563)	(3,785)	(4,196)
Ordinary shares purchased	(555)	(68)	—	—
Ordinary shares issued	64	8	53	70
Dividends paid	(2,711)	(331)	(2,576)	(2,576)

Net cash used in financing activities	(7,626)	(932)	(5,716)	(5,995)

Foreign currency effects on cash flows	572	70	(490)	(527)

Net increase (decrease) in cash and cash equivalents	10,496	1,283	(16,577)	(21,183)
Cash and cash equivalents at beginning of period	5,965	729	27,148	27,148

Cash and cash equivalents at end of period	16,461	2,012	10,571	5,965

1)	Presentation in Euro is a convenience translation based on the exchange rate at September 30, 2003, which was 8.1817.

NORSK HYDRO ASA and SUBSIDIARIES

Notes to the condensed consolidated financial statements

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial tatements and notes for the year ended 31 December, 2002 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented.

2. COMPREHENSIVE INCOME

Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net investment hedges, cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the nine months ended 30 September, 2003 and 2002, was NOK 11,983 million and NOK 1,981 million, respectively. Total comprehensive income for 30 September, 2003 was higher primarily due to increase in foreign currency translation gain compared to the same period of prior year.

Total comprehensive income for the year ended December 31, 2002 was NOK 3,516 million.

3. RESTRUCTURING COSTS

In October of 2001 Hydro discontinued production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn magnesium production facilities in March of 2002, and has started the clean up and dismantling work. Dismantling and clean-up work are expected to be finalized in 2004. As part of the closure of the magnesium plant facilities, restructuring costs totaling NOK 961 million were recognized at the end of 2001; of this amount, NOK 261 million was charged as an impairment loss on the plant facilities, and NOK 40 million was related to reduction in inventories due to obsolences; the remaining NOK 660 million of restructuring costs included termination costs for customer and supplier agreements, work-force reduction costs, and dismantling and clean-up costs. Hydro recorded additional restructuring costs of NOK 59 million related to work-force reduction in the first quarter of 2002.

The initial restructuring accrual was reduced by NOK 69 million during the third quarter of 2002 due to the reversal of certain accruals relating to contract termination costs that were lower than originally anticipated.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accrual for the twelve-month period ended 31 December 2002, and the nine-month period ended 30 September 2003:

Amounts in	Demolition	Workforce	Shutdown costs	Contract
NOK million	Costs	severance	of operations	termination	Total

31 December, 2001	316	130	98	116	660

Additions/(Deductions) 1)	—	59	—	(69)	(10)
Payment	(41)	(171)	(98)	(47)	(357)
31 December, 2002	275	18	—	—	293

Additions/(Deductions) 1)	—	—	—	—	—
Payment	(53)	(15)	—	—	(68)
30 September, 2003	222	3	—	—	225

1)	Charged to the income statement

4. INVENTORIES

	30 September,		31 December,
in NOK million	2003	2002	2002

Finished goods	8,138	8,502	8,804
Work in progress	2,774	2,702	2,734
Raw materials	5,964	6,034	5,694

Total	16,876	17,238	17,232

5. CONTINGENCIES

Hydro is involved in or threatened with various legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

CHANGES IN SHAREHOLDERS’ EQUITY

	01.01-30.09		Year
NOK million	2003	2002	2002

Shareholders’ equity at beginning of period	75,867	74,793	74,793
Net income	7,203	5,485	8,765
Dividend declared and paid	(2,711)	(2,576)	(2,576)
Foreign currency translation, net	5,181	(5,364)	(7,207)
Hedge of net investment and cash flow hedge	(389)	1,885	2,312
Other items recorded directly to shareholders equity	(12)	(26)	(354)
Reissue (purchase) of treasury stock	(489)	134	134

Shareholders’ equity at end of period	84,650	74,331	75,867

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.
Hydros accounting principles are included in its 2002 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on January 1, 2003 in accordance with the description in the 2002 Annual Report and in this Report. Interim figures are unaudited.

CHANGE IN ACCOUNTING PRINCIPLES

Hydro implemented the new accounting standard for asset retirement obligations, such as decommissioning and asset removal obligation of oil and gas production platforms, facilities and pipelines [SFAS 143] beginning January 1, 2003. The new accounting standard requires that the fair value of future asset retirement obligations be recorded in the Company’s balance sheet in the period it is incurred; accordingly, obligations for oil and gas installations should be recognized at the start of production. Asset retirement costs are capitalized as part of the assets original cost and depreciated over the asset’s useful life, while changes to the present value of the obligations are charged to earnings. As a result of the new accounting standard, a positive after-tax effect of NOK 310 million was recorded as “cumulative effect of change in accounting principles” in the Company’s results of the first quarter of 2003. The changes also resulted in an increase in the capitalized value of fixed assets by NOK 1,101 million. The increase in the original cost of fixed assets was NOK 1,932 million and related accumulated depreciation was NOK 831 million. In addition, liabilities for asset retirement obligations increased NOK 2,418 million to NOK 4,519 million, and the deferred tax obligation increased NOK 465 million. Up to 27 June, 2003, the Norwegian State’s share of removal obligation was covered by way of grant. This was accounted for as a long-term receivable of NOK 2,092 million.

On 27 June the tax regulation relating to the removal cost for oil and gas instalations on the Norwegian continental shelf were amended, as described on page 14.

The following table reconciles the reported net income, reported earnings per share and asset retirement obligations to that which would have resulted for the three months ended March 31, 2002 and for the year ended December 31, 2002, assuming SFAS 143 were adopted January 1, 2002.

ASSET RETIREMENT OBLIGATIONS

		Third quarter	01.01-30.09	Year
NOK million, except per share data	1.1.2002	2002	2002	2002

Reported net income		513	5,485	8,765
Depreciation change (after tax)		(5)	(11)	(25)

Pro forma net income		508	5,474	8,740

Reported earnings per share		2.00	21.30	34.00
Depreciation change earnings per share		0.00	0.00	0.00

Pro forma earnings per share		2.00	21.30	34.00

Pro forma Asset Retirement Obligations	4,218	4,448	4,448	4,519

Hydro Energy has changed its accounting treatment for certain energy contracts in accordance with EITF 02-3, which changes recognition and reporting of gains and losses on energy contracts. As of January 1, 2003, this standard requires energy contracts that are not derivatives to be recorded at the lower of historical cost and fair value. Certain of these contracts were previously accounted for at their market value. The change in accounting treatment resulted in an after-tax charge of NOK 29 million to cumulative change in accounting principles.

Consolidation of Variable Interest Entities
 In January 2003, FASB Interpretation 46 “Consolidation of Variable Interest Entities” (FIN 46) was issued and addresses consolidation of certain entities (variable interest entities) where the usual conditions for consolidation, such as control or majority voting interest, does not apply. Variable interest entities have commonly been referred to as special purpose entities. The Interpretation provides guidance on how to identify variable interest entities and how to determine which owner is the primary beneficiary of the variable interest entity, and therefore should consolidate the entity. The interpretation is to be applied for variable interest entities created after January 31, 2003. For variable interest entities created on or before January 31, 2003, the effective date for applying the provisions of FIN 46 has been deferred until year-end 2003 by FASB Staff Position FIN 46-6, “Effective Date of FASB Interpretation No. 46,” issued in October 2003.

FIN 46 has not led to consolidation of units in the first quarter of 2003 which would not have been consolidated under the previous regulation. Hydro is currently in the process of evaluating existing arrangements to determine if they are variable interest entities. FIN 46 may not apply to any of Hydro’s investments or arrangement. If it is determined to apply, entities may be consolidated into Hydro’s consolidated financial statements.

USE OF NON-GAAP FINANCIAL MEASURES

The U.S. Securities and Exchange Commission recently adopted regulations, effective as of March 28, 2003, governing the use of “non-GAAP financial measures.” Non-GAAP financial measures are defined in the regulations to include financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA is considered such a measure.

In the discussion on operating results, Hydro refers to certain non-GAAP financial measures including EBITDA and Operating income excluding infrequent or non-recurring items. Hydro’s management makes regular use of these measures to evaluate its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding — for management and investors — of the underlying operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a group basis. Therefore, net income is discussed only for the group as a whole.

Hydro’s steering model, referred to as Value-Based Management, reflects managements focus on cash flow-based performance indicators. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of EBITDA may differ from that of other companies.

EBITDA should not be considered as an alternative to operating income and income before taxes as an indicator of the company’s operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

EBITDA for the core business areas are presented in the table below, in addition to a reconciliation of EBITDA to net income at the Company level. A reconciliation of EBITDA to operating income for the core business areas and sub-segments is presented on page 29 of this report.

RECONCILIATION TO NET INCOME

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Hydro Oil and Energy	7,745	5,451	22,687	17,453	25,340
Hydro Aluminium	1,498	827	4,689	3,018	4,334
Hydro Agri	989	719	3,264	3,300	3,945
Other Activities	258	365	808	711	1,044
Corporate and Eliminations	(76)	128	(593)	721	995

Total EBITDA 1)	10,414	7,490	30,855	25,203	35,658

Depreciation, depletion and amortization	(3,933)	(3,569)	(11,079)	(10,206)	(13,912)
Amortization of excess values in non-consolidated investees	(116)	(122)	(182)	(300)	(235)
Other income (expense) non-cash 2)	—	—	(2,207)	—	—
Interest expense	(652)	(761)	(2,100)	(2,422)	(3,189)
Capitalized interest	207	162	569	437	607
Net foreign exchange gain/(loss)	475	30	324	2,405	3,262
Other financial items	(32)	(59)	(81)	(126)	(163)

Income before tax and minority interest	6,363	3,171	16,099	14,991	22,028

Income tax expense	(4,039)	(2,701)	(9,301)	(9,549)	(13,278)
Minority interest	73	43	124	43	15

Income before cumulative effect of change in accounting principle	2,397	513	6,922	5,485	8,765

Cumulative effect of change in accounting principle	—	—	281	—	—

Net income	2,397	513	7,203	5,485	8,765

1)	EBITDA: Earnings Before Interest, Taxes, Depreciation and Amotization.
2)	The amount relates to the reversal of an expected state grant pertaining to an asset removal obligation.

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

NON-RECURRING OR INFREQUENT ITEMS

Hydro also identifies items of a non-recurring or infrequent nature in discussing operating results. These items reflect activities or events which management believes are not indicative of expected trends and outcomes arising from normal, recurring business operations. Generally such items arise as a result of very substantial initiatives including major turnarounds and other transforming events or material events and transactions which are not expected to occur often in the normal course of business. Non-recurring or infrequent items include but are not limited to :

•	costs related to major improvement programs (which will vary from period to period and in certain periods may be insignificant, but which are identified nonetheless to enable investors to understand the total impact of such programs)

•	material changes in the value of assets or liabilities related to infrequent events or major, unusual circumstances

•	material gains or losses related to infrequent or non-recurring events or transactions

In general, Hydro excludes these items from financial measures calculated and presented in accordance with GAAP. This is not done with respect to other smaller, less comprehensive cost reduction programs, efficiency initiatives and business expansion activities which are viewed as normal, recurring activities and do not take away from investors’ understanding of the underlying business performance.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INDIVIDUAL OPERATING SEGMENT

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	9,014	8,001	27,220	23,695	32,970
Energy and Oil Marketing	12,032	11,239	35,839	32,960	45,915
Eliminations	(6,479)	(7,070)	(19,697)	(18,304)	(23,040)

Hydro Oil and Energy	14,567	12,170	43,362	38,351	55,845

Metals	9,602	10,416	30,171	29,485	39,646
Rolled Products	4,716	4,388	14,017	10,634	14,790
Extrusion and Automotive	5,925	6,017	18,320	18,393	24,245
Other and eliminations	(3,134)	(4,057)	(10,473)	(10,096)	(13,630)

Hydro Aluminium	17,109	16,764	52,035	48,416	65,051

Hydro Agri	9,443	8,295	27,784	26,421	33,348

Other activities	2,973	5,957	11,085	17,117	21,769
Corporate and eliminations	(2,235)	(2,373)	(7,017)	(7,272)	(8,973)

Total	41,857	40,813	127,249	123,033	167,040

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	2,984	974	8,679	5,461	10,136
Energy and Oil Marketing	10,579	10,128	32,119	29,945	41,929
Eliminations	(367)	(208)	(1,176)	(706)	(965)

Hydro Oil and Energy	13,196	10,894	39,622	34,700	51,100

Metals	6,460	6,547	19,900	19,418	26,025
Rolled Products	4,636	4,191	13,623	10,183	14,135
Extrusion and Automotive	5,914	6,001	18,272	18,335	24,186
Other and eliminations	49	(137)	117	112	162

Hydro Aluminium	17,059	16,602	51,912	48,048	64,508

Hydro Agri	9,396	8,195	27,586	26,013	32,818

Other activities	2,186	5,112	8,221	14,243	17,988
Corporate and eliminations	20	10	(92)	29	626

Total	41,857	40,813	127,249	123,033	167,040

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INTERNAL REVENUES

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	6,030	7,027	18,541	18,234	22,834
Energy and Oil Marketing	1,453	1,111	3,720	3,015	3,986
Eliminations	(6,112)	(6,862)	(18,521)	(17,598)	(22,075)

Hydro Oil and Energy	1,371	1,276	3,740	3,651	4,745

Metals	3,142	3,869	10,271	10,067	13,621
Rolled Products	80	197	394	451	655
Extrusion and Automotive	11	16	48	58	59
Other and eliminations	(3,183)	(3,920)	(10,590)	(10,208)	(13,792)

Hydro Aluminium	50	162	123	368	543

Hydro Agri	47	100	198	408	530

Other activities	787	845	2,864	2,874	3,781
Corporate and eliminations	(2,255)	(2,383)	(6,925)	(7,301)	(9,599)

Total	—	—	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	2,217	2,021	6,594	6,068	8,242
Energy and Oil Marketing	148	187	439	570	764
Eliminations	—	—	—	—	—

Hydro Oil and Energy	2,365	2,208	7,033	6,638	9,006

Metals	388	316	1,090	833	1,117
Rolled Products	154	116	449	268	496
Extrusion and Automotive	359	256	923	729	1,010
Other and eliminations	—	—	—	—	—

Hydro Aluminium	901	688	2,462	1,830	2,623

Hydro Agri	305	269	829	870	1,172

Other activities	359	402	747	858	1,100
Corporate and eliminations	3	2	8	10	11

Total	3,933	3,569	11,079	10,206	13,912

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME (LOSS)

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	4,579	2,583	13,168	8,660	13,137
Energy and Oil Marketing	739	587	2,001	1,903	2,784
Eliminations	4	—	(20)	—	26

Hydro Oil and Energy	5,322	3,170	15,149	10,563	15,947

Metals	571	441	1,685	1,265	1,690
Rolled Products	18	(18)	71	(108)	(295)
Extrusion and Automotive	(4)	12	38	43	14
Other and eliminations	(55)	(23)	(47)	268	289

Hydro Aluminium	530	412	1,747	1,468	1,698

Hydro Agri	464	436	1,893	1,998	2,207

Other activities	(318)	19	(424)	(7)	13
Corporate and eliminations	(268)	(92)	(1,244)	(177)	(24)

Total	5,730	3,945	17,121	13,845	19,841

EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	6,814	4,624	19,812	14,864	21,593
Energy and Oil Marketing	927	827	2,895	2,589	3,721
Eliminations	4	—	(20)	—	26

Hydro Oil and Energy	7,745	5,451	22,687	17,453	25,340

Metals	991	474	3,162	1,739	2,703
Rolled Products	184	101	567	211	258
Extrusion and Automotive	377	274	1,006	799	1,084
Other and eliminations	(54)	(22)	(46)	269	289

Hydro Aluminium	1,498	827	4,689	3,018	4,334

Hydro Agri	989	719	3,264	3,300	3,945

Other activities	258	365	808	711	1,044
Corporate and eliminations	(76)	128	(593)	721	995

Total	10,414	7,490	30,855	25,203	35,658

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME - EBIT – EBITDA    THIRD QUARTER 2003

				Selected			Depr.
	Operating	Non-cons.	Interest	Financial	Other		and
NOK million	income (loss)	investees	income	items	income	EBIT	Amort.	EBITDA

Exploration and Production	4,579	7	8	2	—	4,596	2,218	6,814
Energy and Oil Marketing	739	(9)	8	(12)	—	726	201	927
Eliminations	4	—	—	(1)	—	3	1	4

Hydro Oil and Energy	5,322	(2)	16	(11)	—	5,325	2,420	7,745

Metals	571	15	(1)	6	—	591	400	991
Rolled Products	18	(1)	(2)	1	—	16	168	184
Extrusion and Automotive	(4)	18	5	(2)	—	17	360	377
Other and eliminations	(55)	—	—	—	—	(55)	1	(54)

Hydro Aluminium	530	32	2	5	—	569	929	1,498

Hydro Agri	464	126	64	(3)	—	651	338	989

Other activities	(318)	25	13	39	139	(102)	360	258
Corporate and eliminations	(268)	—	183	7	—	(78)	2	(76)

Total	5,730	181	278	37	139	6,365	4,049	10,414

OPERATING INCOME - EBIT – EBITDA   01.01-30.09.2003

				Selected			Depr.
	Operating	Non-cons.	Interest	Financial	Other		and
NOK million	income (loss)	investees	income	items	income	EBIT	Amort.		EBITDA

Exploration and Production	13,168	16	23	5	—	13,212	6,600		19,812
Energy and Oil Marketing	2,001	62	23	(12)	326	2,400	495		2,895
Eliminations	(20)	—	—	—	—	(20)	—		(20)

Hydro Oil and Energy	15,149	78	46	(7)	326	15,592	7,095		22,687

Metals	1,685	324	3	22	—	2,034	1,128		3,162
Rolled Products	71	1	5	1	—	78	489		567
Extrusion and Automotive	38	33	14	(5)	—	80	926		1,006
Other and eliminations	(47)	—	—	—	—	(47)	1		(46)

Hydro Aluminium	1,747	358	22	18	—	2,145	2,544		4,689

Hydro Agri	1,893	363	147	(4)	—	2,399	865		3,264

Other activities	(424)	53	98	171	162	60	748		808
Corporate and eliminations	(1,244)	(2)	591	36	(2,190)	(2,809)	2,216	1)	(593)

Total	17,121	850	904	214	(1,702)	17,387	13,468		30,855

1) Includes non-cash charge relating to an expected state grant pertaining to an asset removal obligation of NOK 2,207 million.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INVESTMENTS 1)

	Third quarter		01.01-30.09		Year
NOK million	2003	2002	2003	2002	2002

Exploration and Production	2,307	1,911	8,033	11,767	14,074
Energy and Oil Marketing	290	115	735	341	622
Eliminations	—	—	—	—	—

Hydro Oil and Energy	2,597	2,026	8,768	12,108	14,696

Metals	984	922	2,523	12,058	12,728
Rolled Products	89	54	203	7,060	7,437
Extrusion and Automotive	387	256	920	4,629	5,153
Other and eliminations	—	—	—	—	—

Hydro Aluminium	1,460	1,232	3,646	23,747	25,318

Hydro Agri	451	260	768	886	1,543

Other activities	129	165	473	2,763	3,115
Corporate and eliminations	43	29	58	263	1,044

Total	4,680	3,712	13,713	39,767	45,716

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Includes effect of change in accounting principle (FAS 143). Non-cash increase in investment of NOK 1,932 million.

EBITDA

	2003			2002
NOK million	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Exploration and Production	6,814	5,228	7,770	6,729	4,624	5,311	4,929
Energy and Oil Marketing	927	1,048	920	1,132	827	844	918
Eliminations	4	(2)	(22)	26	—	—	—

Hydro Oil and Energy	7,745	6,274	8,668	7,887	5,451	6,155	5,847

Metals	991	1,124	1,047	964	474	715	550
Rolled Products	184	215	168	47	101	82	28
Extrusion and Automotive	377	300	329	285	274	331	194
Other and eliminations	(54)	(20)	28	20	(22)	164	127

Hydro Aluminium	1,498	1,619	1,572	1,316	827	1,292	899

Hydro Agri	989	1,073	1,202	645	719	1,198	1,383

Other activities	258	290	260	333	365	183	163
Corporate and eliminations	(76)	21	(538)	274	128	297	296

Total	10,414	9,277	11,164	10,455	7,490	9,125	8,588

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

QUARTERLY RESULTS

	2003			2002
NOK million	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	41,857	40,578	44,814	44,007	40,813	44,454	37,766
Operating income	5,730	4,619	6,772	5,996	3,945	5,077	4,823
EBITDA	10,414	9,277	11,164	10,455	7,490	9,125	8,588
Net income	2,397	2,324	2,482	3,280	513	2,840	2,132
Earnings per share (NOK)	9.30	9.00	9.60	12.70	2.00	11.00	8.30

	2003			2002
EUR million	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	5,116	4,915	5,660	6,049	5,555	5,996	4,897
Operating income	700	559	855	824	537	685	625
EBITDA	1,273	1,124	1,410	1,437	1,019	1,231	1,114
Net income	293	281	313	451	70	383	276
Earnings per share (EUR)	1.10	1.10	1.20	1.80	0.30	1.50	1.10

Amounts have been converted to Euro for convenience using the end exchange rate (NOK/EUR) in effect during the quarters as follows:	8.1817	8.2559	7.9176	7.2754	7.3469	7.4145	7.7116

VAW ACQUISITION

In January 2002, Hydro entered into an agreement to purchase all the outstanding shares of the German aluminum company, VAW Aluminium AG, a leading aluminum company in Europe. The acquisition was completed on March 15, 2002. VAW is included in Hydros consolidated results from that date. VAW had operations in more than 20 countries. The major part of these activities are located in the EU. In addition, VAW had important operations located in North America and the Pacific region. VAW is fully integrated into Hydros aluminium operations.

The consideration for VAW amounts to EURO 1,911 million (NOK 14.9 billion). In addition, interest-bearing debt of EURO 703 million (NOK 5.5 billion) and pension obligations of approximately EURO 410 million (NOK 3.2 billion) were assumed. The acquisition was financed by Hydro’s cash holdings.

Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. The purchase price allocation is based on estimates for fair value of assets and liabilities in VAW, and was completed during first quarter 2003. Excess values are for the most part allocated to tangible fixed assets. The allocation does not indicate material goodwill in the transaction.

Because VAWs inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the period after acquisition. The effect was approximately NOK 200 million.

NOK million

Preliminary allocation of purchase price:
Cash and cash equivalents	410
Other current assets	11,597
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16,592
Other assets	6,140
Total current liabilities	(9,517)
Total long-term liabilities	(10,022)
Minority shareholders’ interest in consolidated subsidiaries	(356)

Estimated fair value of assets in VAW as of March 15, 2002	14,844

PRO FORMA INFORMATION

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2002.

	Third quarter	01.01-30.09	Year
NOK million	2002	2002	2002

Operating revenues	40,560	129,148	174,630
Operating income	3,945	14,392	20,554
EBITDA	7,490	25,914	36,878
Net income	513	5,692	9,125

Earnings per share in NOK	2.00	22.10	35.30

VAWs results have been translated into Norwegian kroner at average exchange rates. Pro forma adjustments are made for the fair value adjustments relating to assets and liabilities, depreciation and the amortization of these adjustments as well as finance cost of the acquisition price and deferred tax related to the above mentioned adjustments.

However, no adjustment has been made for the fair valuation of inventories. Significant sales between the companies are eliminated.

The effect of other acquisitions and divestitures on accounting results for 2002 is not material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: 20 October, 2003